UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 4, 2021

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Contributing towards overcoming the crisis

Bradesco, due to the serious scenario of the pandemic caused by COVID-19, which brought several adverse repercussions on the lives of individuals and business, continue to actively contribute to support its clients and employees and intensify its commitment to society. In spite of this adverse scenario, some lessons were incorporated into our operations, for example, the way we relate with our clients and suppliers as well as the intensification of home office in the Organization. With these advances and through the Collective Bargaining Agreement with the Banking Trade Union Movement at national level, Bradesco was the first of the large banks to assume the commitment to adopt remote working after the pandemic.

It is important to emphasize that our actions have always taken into consideration the guidelines of the Ministry of Health. Bradesco's Crisis Committee, formed by the CEO, all the Vice-presidents and the CRO (Chief Risk Officer), continues to evaluate the pandemic scenario and reports to the Board of Directors the assessment on the evolution of the pandemic and their reflection on our operations and society. In addition, we have a Risk Commission, which plays an important role in verifying the various points and scope of these measures in the Organization. The Business Continuity Plan ("BCP") was engaged, we have intensified the internal/external actions, we adopted the rotation of employees of the branch network and, over the period of the pandemic, opportunities to optimize were identified due to the migration to remote work, prevailing a mindset geared to the digital environment in a consistent and timely manner with the objective of minimizing the impacts involved.

More information about the actions that are helping the country overcome the crisis carried out by Bradesco is available in the Additional Information section of this report.

Supporting and assisting our clients

We are in full operational capability to perform administrative (Back Office) functions as well as commercial teams/branch network functions to serve our clients, following all the safety procedures given by the Ministry of Health by highlighting the use of masks, the availability of alcohol gel for employees and clients and the adoption of a minimum distance between clients in the environment of the branches.

Furthermore, with the commitment to guarantee more security and convenience for our clients, we created new credit alternatives on our App, Internet Banking and Net Empresa (Company), prioritizing: extension of the installments on loans and financing, extension of the term, loan unification, financial reorganization, payroll financing, new features with conditions of grace period and more favorable term, in addition to emergency lines offerings of working capital for micro, small and medium-sized enterprises through programs with government subsidies.

Bradesco's objective at that moment of crisis was to relieve the strain on clients so that they could fulfill conditions to rearrange their accounts in a sustainable way over time.

Extended Operations

As of 4Q20, we started disclosing the accounting balance of operations, net of amortization for better visualization of the extended loans portfolio. The portfolio of R$48 billion in Dec20 has the following components: up-to-date – R$41.4 billion, in arrears – R$2.9 billion and in grace period – R$3.8 billion (50% settled in Jan21).

R$48 billion

accounting balance net of amortizations

Credit profile of clients who have requested an extension

92%	were up-to-date (clients who showed no delay in the 12 months prior to the pandemic)
94%	rated AA to C
70%	with real collateral
13 years	average time of relationship



R$ 0.2 bi
0.0%
R$ 1.1 bi
0.2%
R$ 2.9 bi
0.6%
R$ billion
56.0
55.3
48.0
42.8
42.0
37.5
13.2
13.3
10.5
June20
Sept20
Dec20
Multipurpose
Wholesale
In arrears (over 30 days) *



Balance by Product
R$ billion
Dec20
19.6
11.2
8.7
4.2
4.2
0.1
Real Estate Financing
Working Capital
Vehicles
Personal Loans
BNDES / Rural
Payroll-deductible Loans / Cards

* Delay index over 30 days calculated on the basis of the balance of the Bacen Portfolio.

IMPORTANT: there is information available on the modalities of emergency actions on the institutional website (banco.bradesco/aguentefirme), keep in mind that they are subject to credit analysis and other conditions of products

For more information on our actions related to the coronavirus, please visit: www.bradesco.com.br/coronavirus

Recurring Net Income

R$ 6.8 billion

+35.2% in the quarter

+2.3% in 12 months (4Q20 x 4Q19)

Quarterly ROAE

20.0%

+4.8 p.p. in the quarter

-1.2 p.p. in 12 months (4Q20 x 4Q19)

Reduction of

R$ 3.2 billion

in the operating expenses during the year

(disregarding the provision for the adverse economic scenario of the Insurance Group)

12 – month ER

46.3%

Improvement of 2.7 p.p.

(12M20 x 12M19)

Expanded Loan Portfolio

R$ 687 billion

+10.3% in 12 months

+3.4% in the quarter

COMPANIES

+9.4% in 12 months

+1.4% in the quarter

INDIVIDUALS

+11.7% in 12 months

+6.9% in the quarter

Expanded ALL

R$ 4.6 billion

-18.3% in the quarter

+14.7% in 12 months (4Q20 x 4Q19)

Coverage ratio over 90 days

402.8%

Delinquency ratio over 90 days

2.2%

Analysis of the 4Q20 Income

We closed the last quarter of the year with a Recurring Net Income of R$6.8 billion, a growth of 35% compared to the previous quarter and 2% in the annual comparison (4Q20 vs. 4Q19). The quarterly ROAE returned to the levels observed before the COVID-19 pandemic, reaching 20% in the fourth quarter.

Our expanded loan portfolio continues to evolve, growing 3% in the quarter and 10% in the annual comparison. It is important to note the strong growth acceleration in individuals from 7% in the quarter and 12% in the year, driven mainly by the products of payroll-deductible loans and real estate financing. In companies, the emphasis is on the growth in the SMEs portfolio, which evolved 7% in the quarter and 19% in the year. In this quarter, we completed the acquisition of BAC Florida Bank (BAC) and we have now consolidated it in our financial statements. BAC has a portfolio of R$8.6 billion.

Our Basel I Ratio grew 90 bps, remaining at 13.8%.

We have finalized the extension of loans in the fourth quarter. As a consequence, the balance of operations with a grace period closed the quarter with only R$3.8 billion, of which 50% were settled in January. In December, the extension portfolio, net of amortizations totaled R$48 billion, of which R$41 billion or 86% of the balance of these operations had already returned to normal payment and only R$2.9 billion were in arrears.

The Expanded ALL was of R$4.6 billion, presenting a reduction of 18% in comparison to the previous quarter, even considering the increase of expenses with the impairment of financial assets, which was impacted by the case of a specific client, in the amount of R$1 billion. Disregarding this effect, the total expenses would be a reduction of 36% in comparison to the previous quarter and 10% in comparison to 4Q19.

It is also worth noting the increase of our coverage ratio over 90 days that reached 403% in December, demonstrating our high level of provisioning and the reduction of the delinquency indicator overdue for more than 90 days, which showed a decline in all segments.

The net interest income reached R$16.7 billion, with a growth of 9% in the quarter and 8% compared to the same period of the previous year, reflecting the good performance of the market portion. The client portion increased 3.3% in the quarter.

At the end of 2020, we made restructuring adjustments that resulted in the closure of 400 branches in the quarter (1,083 branches in the year).

Such actions linked to the strong cost control enabled a reduction of R$3.2 billion or 6.6% in our operating expenses, contributing to an annual improvement in our operating efficiency. It is worth noting that our accrued ER for 12 months reached 46.3%, an improvement of 2.7 p.p., the best index of our historical series.

Fee and commission income, we had a strong growth of 7% in comparison with the previous quarter, driven, largely, by the gradual recovery of the economic activity, observed in the last months of 2020, and by the growth of our business.

In relation to Insurance activities, our operating income for the quarter was impacted mainly by the behavior of the economic-financial index, which affected the correction of the technical provisions, in addition to the reduction of the billing and the increase in the claims ratio, which was driven by the gradual resumption of the elective procedures and indemnifiable events due to the repressed demand during the period of social isolation. As a positive aspect, it is important to note the improvement of the financial income, with a growth of 43% in the quarter.


Recurring Net Income
R$ million
6,645
28.9
71.1
5,031
26.3
73.7
6,801
18.8
81.2
25,887
28.8
71.2
19,458
26.3
73.7
4Q19
3Q20
4Q20
12M19
12M20
Banking Activities %
Insurance Activities %


ROAE
%
21.2
15.2
20.0
20.6
14.8
4Q19
3Q20
4Q20
12M19
12M20


ER
%
48.3
47.6
44.6
49.0
46.3
4Q19
3Q20
4Q20
12M19
12M20

R$ million (unless otherwise stated)	4Q20	3Q20	4Q19	12M20	12M19	Variation % (unless otherwise stated) 4Q20 x 4Q19	4Q20 x 4Q19	12M20 x 12M19
Recurring Income Statement								
Recurring Net Income [(1)]	6,801	5,031	6,645	19,458	25,887	35.2	2.3	(24.8)
Book Net Income	5,464	4,194	4,883	16,546	22,582	30.3	11.9	(26.7)
Operating Income	9,672	7,342	9,580	28,115	36,635	31.7	1.0	(23.3)
Net Interest Income	16,657	15,288	15,428	63,128	58,756	9.0	8.0	7.4
Expanded ALL	(4,568)	(5,588)	(3,981)	(25,754)	(14,408)	(18.3)	14.7	78.7
Fee and Commission Income	8,717	8,121	8,829	32,747	33,606	7.3	(1.3)	(2.6)
Operating Expenses (Personnel, Administrative and Other Operating Income / (Expenses))	(11,483)	(11,724)	(12,660)	(46,423)	(49,026)	(2.1)	(9.3)	(5.3)
Income from Insurance, Pension Plans and Capitalization Bonds	2,281	3,131	3,900	12,121	14,793	(27.1)	(41.5)	(18.1)
Statement of Financial Position								
Total Assets	1,644,804	1,659,687	1,409,305	1,644,804	1,409,305	(0.9)	16.7	16.7
Loans - Expanded Loan Portfolio	686,968	664,414	623,045	686,968	623,045	3.4	10.3	10.3
- Individuals	260,258	243,404	233,079	260,258	233,079	6.9	11.7	11.7
- Companies	426,711	421,010	389,966	426,711	389,966	1.4	9.4	9.4
Shareholders' Equity	143,703	137,461	133,723	143,703	133,723	4.5	7.5	7.5
Assets under Management	2,508,295	2,474,764	2,259,133	2,508,295	2,259,133	1.4	11.0	11.0
Capital and Liquidity - %								
Total Ratio	15.8	15.1	16.5	15.8	16.5	0.7 p.p.	(0.7) p.p.	(0.7) p.p.
Tier I Capital	13.8	12.9	13.3	13.8	13.3	0.9 p.p.	0.5 p.p.	0.5 p.p.
Liquidity Coverage Ratio (LCR)	178.4	184.6	143.8	178.4	143.8	(6.3) p.p.	34.6 p.p.	34.6 p.p.
Net Stable Funding Ratio (NSFR)	120.3	120.9	115.2	120.3	115.2	(0.5) p.p.	5.1 p.p.	5.1 p.p.
Profitability and Efficiency %								
Annualized Return on Average Equity (ROAE) [(2)]	20.0	15.2	21.2	14.8	20.6	4.8 p.p.	(1.2) p.p.	(5.8) p.p.
Annualized Return on Average Assets (ROAA)	1.6	1.2	1.9	1.2	1.8	0.4 p.p.	(0.3) p.p.	(0.6) p.p.
Efficiency Ratio (ER)	44.6	47.6	48.3	46.3	49.0	(3.0) p.p.	(3.7) p.p.	(2.7) p.p.
Market Indicators								
Recurring Net Income per Share (accumulated 12 months) - R$ [(3)]	2.20	2.18	2.93	2.20	2.93	0.8	(24.8)	(24.8)
Market Capitalization [(4)]	226,778	165,343	282,075	226,778	282,075	37.2	(19.6)	(19.6)
Dividends/Interest on Shareholders' Equity	1,557	1,195	9,461	4,716	14,758	30.3	(83.5)	(68.0)
Price/Earnings Ratio [(5)]	11.7	8.6	10.9	11.7	10.9	3.1	0.8	0.8
Price to Book Ratio	1.6	1.2	2.1	1.6	2.1	0.4	(0.5)	(0.5)
Dividend Yield - % [(6)(7)]	2.6	8.9	5.5	2.6	5.5	(6.3) p.p.	(3.0) p.p.	(3.0) p.p.
Portfolio Indicators - %								
Delinquency Ratio (over 90 days)	2.2	2.3	3.3	2.2	3.3	(0.1) p.p.	(1.1) p.p.	(1.1) p.p.
Delinquency Ratio (over 60 days)	2.9	2.7	4.2	2.9	4.2	0.1 p.p.	(1.3) p.p.	(1.3) p.p.
NPL Creation - 90 days	0.7	0.1	0.8	0.7	0.8	0.6 p.p.	(0.1) p.p.	(0.1) p.p.
Coverage Ratio (> 90 days)	402.8	398.2	244.9	402.8	244.9	4.7 p.p.	157.9 p.p.	157.9 p.p.
Coverage Ratio (> 60 days)	310.6	337.4	193.6	310.6	193.6	(26.8) p.p.	117.0 p.p.	117.0 p.p.

(1) According to the non-recurring events described on page 30 of this report; **(2)** It excludes the asset evaluation adjustments recorded under the Shareholders' Equity; **(3)** For comparison purposes, shares were adjusted in accordance with bonuses and stock splits occurred in the periods; **(4)** Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period's last trading day; **(5)** Recurring net income in 12 months; **(6)** Source: Economatica; and **(7)** Calculated by the share with highest liquidity.

Recurring Income Statement

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Net Interest Income	**16,657**	**15,288**	**15,428**	**63,128**	**58,756**	**9.0**	**8.0**	**7.4**
- Client Portion	13,219	12,794	12,983	52,140	49,631	3.3	1.8	5.1
- Market Portion	3,438	2,494	2,445	10,988	9,125	37.9	40.6	20.4
Expanded ALL	**(4,568)**	**(5,588)**	**(3,981)**	**(25,754)**	**(14,408)**	**(18.3)**	**14.7**	**78.7**
Gross Income from Financial Intermediation	**12,089**	**9,700**	**11,447**	**37,374**	**44,348**	**24.6**	**5.6**	**(15.7)**
Income from Insurance, Pension Plans and Capitalization Bonds [1]	2,281	3,131	3,900	12,121	14,793	(27.1)	(41.5)	(18.1)
Fee and Commission Income	8,717	8,121	8,829	32,747	33,606	7.3	(1.3)	(2.6)
Operating Expenses [2]	(11,483)	(11,724)	(12,660)	(46,423)	(49,026)	(2.1)	(9.3)	(5.3)
Personnel Expenses	(5,134)	(4,900)	(5,468)	(20,188)	(21,767)	4.8	(6.1)	(7.3)
Other Administrative Expenses	(5,364)	(5,035)	(5,811)	(20,447)	(21,407)	6.5	(7.7)	(4.5)
Other Operating Income / (Expenses) [1]	(985)	(1,789)	(1,381)	(5,788)	(5,852)	(44.9)	(28.7)	(1.1)
Tax Expenses	(1,979)	(1,917)	(2,029)	(7,819)	(7,383)	3.2	(2.5)	5.9
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	47	31	93	115	297	51.6	(49.5)	(61.3)
Operating Income	**9,672**	**7,342**	**9,580**	**28,115**	**36,635**	**31.7**	**1.0**	**(23.3)**
Non-Operating Income	(79)	16	(22)	(77)	32	-	-	-
Single Allowance - Collective Agreement	-	(170)	-	(170)	-	-	-	-
Income Tax / Social Contribution	(2,717)	(2,108)	(2,861)	(8,171)	(10,568)	28.9	(5.0)	(22.7)
Non-controlling interests in subsidiaries	(75)	(49)	(52)	(239)	(212)	53.1	44.2	12.7
Recurring Net Income [3]	**6,801**	**5,031**	**6,645**	**19,458**	**25,887**	**35.2**	**2.3**	**(24.8)**

(1) During 2020, provisions were made for the adverse economic scenario in the sum of R$1,259 million in the Insurance Group, which were classified as non-technical provisions in the line of Other Income/ Operating Expenses. In 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of provision, in the same value, for long-term provision of Bradesco Saúde, classified as technical provisions. This event has not produced any impact on the income of the 4Q20;

(2) Disregarding the constitution/reversal of provision for the adverse economic scenario performed during 2020 in the Insurance Group, the reduction of our operating expenses would be of R$3.2 billion in the year or 6.6%; and

(3) According to the non-recurring events described on page 30 of this report.

Income, Returns and Efficiency

In 4Q20, our recurring net income reached the sum of R$6,801 million, showing a great evolution in comparison to the previous quarter (+35.2%). Our quarterly Return on Average Equity (ROAE) reached 20.0%, returning to the same levels observed in 2019, the period that preceded the COVID-19 pandemic. The operating income for the quarter showed an excellent performance, reflecting the higher revenues with the net interest income and fee and commission, as well as the reduction of ALL expenses, which showed a drop of 18.3% in the quarter, without impacting our high level of provisioning, observed through our coverage ratio for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020. In the comparison with 4Q19, our good performance in terms of the net income and operating income, derives from the strong increase in the net interest income and the reduction in our operating expenses, reflecting a strong cost control.

In the 4Q20, both the quarterly ER and the accrued for 12 months showed an improvement in performance in all the comparative periods, reflection of actions by the Management to maintain a strong cost control, mainly related to the reduction of operating expenses, which showed a reduction of R$3.2 billion in 2020 (disregarding the constitution of a provision for the adverse economic scenario of the Insurance Group), in addition to the growth of revenues with the net interest income, even with the lowest spreads. The risk-adjusted ER, both regarding the quarterly and the accrued for 12 months, also improved in comparison with the 3Q20, due to the reduction of ALL expenses in the quarter as mentioned before.

Recurring Net Income


R$ million
5,830
6,238
6,462
6,542
6,645
3,753
3,873
5,031
6,801
30.6
29.1
28.4
28.8
28.9
30.9
35.1
26.3
18.8
69.4
70.9
71.6
71.2
71.1
69.1
64.9
73.7
81.2
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Banking Activities %
Participation Insurance Activities %

ROAE Quarterly and Accrued


%
19.7
20.5
20.6
20.5
21.2
11.7
11.9
15.2
20.0
19.0
20.5
20.6
20.2
20.6
11.7
11.8
12.9
14.8
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
ROAE - Quartely
ROAE - Accrued

ER / Risk-Adjusted ER


%
65.6
64.5
64.2
63.9
63.5
77.4
78.1
72.2
72.0
65.2
63.5
63.3
63.3
63.4
66.7
70.5
70.2
62.4
49.6
49.5
49.4
49.5
49.0
49.1
47.8
47.2
46.3
50.4
48.6
49.2
49.9
48.3
49.3
44.0
47.6
44.6
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Quarterly ER
12-month ER
12-month risk-adjusted ER
Quartely risk-adjusted ER

Net Interest Income Breakdown and Analysis

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20 R$	4Q20 x 3Q20 %	4Q20 x 4Q19 R$	4Q20 x 4Q19 %	12M20 x 12M19 R$	12M20 x 12M19 %
Net Interest Income	16,657	15,288	15,428	63,128	58,756	1,369	9.0	1,229	8.0	4,372	7.4
Client Portion (1)	13,219	12,794	12,983	52,140	49,631	425	3.3	236	1.8	2,509	5.1
Average Balance	595,323	577,618	511,491	571,375	490,910	392		2,128		8,135	
Average Rate	9.2%	9.2%	10.5%	9.1%	10.1%	33		(1,892)		(5,626)	
Market Portion (2)	3,438	2,494	2,445	10,988	9,125	944	37.9	993	40.6	1,863	20.4

(1) It relates to the result of operations made with assets (loans and other) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rate of the deducted operations from the internal funding cost and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) Composed by Assets and Liabilities Management (ALM), Trading and Working Capital.

Net Interest Income – Client Portion – vs. Expanded ALL

Client Portion - Indicators


10.7
10.6
10.5
10.5
10.5
10.0
9.5
9.2
9.2
7.2
7.3
7.4
7.6
7.2
4.7
3.0
5.1
5.9
R$ million
11,884
11,960
12,185
12,503
12,983
12,964
13,163
12,794
13,219
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
8,098
8,356
8,698
9,167
9,002
6,256
4,273
7,206
8,651
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Net Client Portion
Expanded ALL
Average Rate %
Net Average Rate %

Change in the Client Portion


R$ million
12,794
392
(7)
60
(20)
13,219
3Q20
Average Volume
Spread
Products Mix
Number of Days
4Q20

The net interest income - client portion - presented a growth to the sum of R$1.4 billion (+20%) and consequent increase in the net spread in 4Q20 at +0.8 p.p. in comparison to 3Q20, even considering an exceptional case of impairment to the sum of R$1 billion in the segment of large corporates in the quarter. The improvement observed by the mix of products and the maintenance of the average spread of the portfolio in 4Q20 is related, mainly, to the growth in the portfolios of individuals. The strong credit origination compensated for the lower spreads of the portfolio, in which we observed a growth greater than two digits in the average balance of the year, highlighting the working capital, personal loans, payroll deductible loans, vehicle financing and real estate financing.
Following the behavior of the market, in 12 months, the variation in the average spread was impacted by the growth in volumes allocated to emergency programs and, in addition, the change in the product mix during the year, highlighting the lesser use of loan limits available, like, for example, the overdraft and the limits of personal loan online. The growth of client portion would be +8.5% if we disregard the effects of the regulatory change of the overdraft. However, the progress made was +5.1% demonstrating our high capacity in the generation of new business, with strong participation of the digital channels.

Portfolio Mix


%
33.4
35.6
36.6
37.4
37.9
46.7
45.7
44.3
44.3
42.4
19.9
18.7
19.1
18.3
19.7
2016
2017
2018
2019
2020
Micro, Small and Medium-Sized Enterprises
Large Corporates
Individuals

Product Mix - Individuals


%
2020
26.8
22.7
16.2
12.3
11.3
10.8
2019
27.0
19.0
17.6
12.3
12.4
11.5
2018
26.2
19.7
18.4
13.4
12.2
10.2
2017
25.1
19.2
19.6
14.7
11.8
9.6
2016
22.6
18.8
20.7
15.7
11.6
10.7
Payroll-deductible Loans
Real Estate Financing
Credit Card
Others
Vehicles
Personal Loans

Net Interest Income – Market Portion

The increase in the quarter was driven by the results of the ALM positions and the best performance of our treasury.

Bacen Portfolio vs. Expanded Portfolio

R$ million	Dec20	Sept20	Dec19	Variation % Quartely	Variation % 12 months
Individuals	257,406	240,921	231,468	6.8	11.2
Companies	252,906	249,122	222,505	1.5	13.7
Loan Portfolio - Bacen	**510,311**	**490,043**	**453,973**	**4.1**	**12.4**
Sureties and Guarantees	80,237	80,317	78,231	(0.1)	2.6
Operations bearing Credit Risk - Commercial Portfolio	71,782	69,367	61,770	3.5	16.2
Other	24,638	24,687	29,070	(0.2)	(15.2)
Expanded Loan Portfolio (1)	**686,968**	**664,414**	**623,045**	**3.4**	**10.3**
Companies	**426,711**	**421,010**	**389,966**	**1.4**	**9.4**
Large Corporates	291,357	294,738	275,890	(1.1)	5.6
Micro, Small and Medium-Sized Enterprises (1)	135,353	126,273	114,076	7.2	18.7
Individuals (1)	**260,258**	**243,404**	**233,079**	**6.9**	**11.7**
			Without exchange variation	3.9	8.8

(1) Disregarding the consolidation of BAC, the developments would be: Total Expanded Portfolio (2.1% in the quarter and 8.9% in 12 months); SMEs (2.4% in the quarter and 13.4% in 12 months); and Individuals (5.9% in the quarter and 10.6% in 12 months).

The loan portfolio (Bacen) of December 2020 registered an increase both in the quarter and in the annual comparison, being boosted mainly by operations with individuals, with emphasis on operations related to real estate financing, credit card and payroll-deductible loans. In the annual comparison, operations with companies increased 13.7%, highlighting the following products: working capital, real estate financing and CDC/leasing.

Our average daily origination of the 4Q20 increased 22% in comparison with the 4Q19, boosted by operations with individuals. In 2020, of the total loans authorized by the Organization, 25.3% were made via Digital Channels, autonomously by clients, with emphasis on loans authorized for individuals through digital channels reached R$9.5 billion in the 4Q20 (+51% in relation to the 4Q19) and from this total there was an increase of 82% in the individuals' mobile channel only, all that in relation to the 4Q19 releases, reaching R$7.5 billion in this quarter.

In the expanded portfolio, we highlight the growth in the quarter and in 12 months of operations with credit risk, which includes debentures, mostly designed for large corporate.

Expanded Loan Portfolio Breakdown by Client Profile, Product and Currency

R$ million	Dec20	Sept20	Dec19	Variation % Quarter	Variation % 12 months
Individuals	**260,258**	**243,404**	**233,079**	**6.9**	**11.7**
Consumer Financing	**169,101**	**160,982**	**160,006**	**5.0**	**5.7**
Payroll-deductible Loans	69,664	66,404	62,987	4.9	10.6
Credit Card	42,054	37,604	41,114	11.8	2.3
CDC / Vehicle Leasing	29,405	28,472	28,987	3.3	1.4
Personal Loans	27,978	28,502	26,918	(1.8)	3.9
Real Estate Financing (1)	**59,163**	**52,287**	**44,288**	**13.2**	**33.6**
Other Products	**31,994**	**30,134**	**28,785**	**6.2**	**11.1**
Rural Loans	10,444	9,910	9,495	5.4	10.0
BNDES/Finame Onlendings	6,106	5,805	5,879	5.2	3.8
Other	15,444	14,420	13,411	7.1	15.2
Companies	**426,711**	**421,010**	**389,966**	**1.4**	**9.4**
Working Capital	91,586	91,238	58,192	0.4	57.4
Foreign Trade Finance	57,636	62,475	56,341	(7.7)	2.3
Real Estate Financing (1)	18,588	14,890	16,935	24.8	9.8
BNDES/Finame Onlendings	16,714	16,963	16,671	(1.5)	0.3
Overdraft Account	3,290	4,251	6,208	(22.6)	(47.0)
CDC / Leasing	16,645	15,943	14,946	4.4	11.4
Rural Loans	11,888	12,874	13,380	(7.7)	(11.2)
Sureties and Guarantees	79,410	79,566	77,569	(0.2)	2.4
Operations bearing Credit Risk - Commercial Portfolio	71,782	69,367	61,770	3.5	16.2
Other	59,172	53,444	67,954	10.7	(12.9)
Expanded Loan Portfolio	**686,968**	**664,414**	**623,045**	**3.4**	**10.3**
Real	645,370	621,555	587,230	3.8	9.9
Foreign Currency	41,599	42,859	35,815	(2.9)	16.1

(1) Disregarding the consolidation of BAC, the developments would be Real Estate Financing: Individuals (8.6% in the quarter and 28.2% in 12 months); and Companies (-2.6% in the quarter and -14.4% in 12 months).

Real Estate Financing

Portfolio


R$ million
61,284
61,296
61,847
62,830
61,222
61,941
64,534
67,177
77,751
23,000
21,537
20,565
19,900
16,935
15,768
15,485
14,890
18,588
38,284
39,759
41,282
42,931
44,288
46,173
49,049
52,287
59,163
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Companies

Origination


R$ million
4,227
3,738
4,683
4,858
4,585
4,516
4,788
6,322
8,920
1,317
926
1,452
1,183
1,312
954
535
860
2,021
2,910
2,812
3,231
3,675
3,273
3,562
4,253
5,462
6,899
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Borrower
Builder

Profile of the Individual Portfolio

Average term: **318 Months**

R$521 Thousand	R$309 Thousand	59.3%	49.3%
Average Property Valuation	Average Funding	Loan to Value	Loan to Value (Stock)

Except Loan to Value (Stock). R$ Production Dec20.

Units Financed


R$ million
16,916
15,438
16,436
19,964
18,158
17,092
16,145
20,760
31,243
6,050
5,137
4,949
7,340
6,843
5,070
1,601
3,876
9,364
10,866
10,301
11,487
12,624
11,315
12,022
14,544
16,884
21,879
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Borrower
Builder

Payroll-Deductible Loans

Portfolio


%
71.9
71.2
70.6
69.7
70.1
68.8
69.2
70.0
71.3
R$ million
50,932
53,505
57,318
60,258
62,987
65,320
65,448
66,404
69,664
74.8
77.1
77.9
78.6
79.6
80.9
81.6
83.1
84.5
25.2
22.9
22.1
21.4
20.4
19.1
18.4
16.9
15.5
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Network of Branches %
Correspondent / Other Channels %
As a % of total Personal Loans

Distribution of the Portfolio by Sector


%
45.7
6.0
48.3
47.3
6.0
46.7
47.3
5.2
47.5
Dec18
Dec19
Dec20
Public Sector
Private Sector
Social Security National Institute (INSS)/Dataprev

Market Share

Dec20		
15.9%	19.8%	Social Security National Institute (INSS)
Total	14.9%	Private sector
	13.3%	Public sector

Vehicle Financing

Portfolio


R$ million
36,811
38,226
40,527
43,260
45,960
47,087
45,369
45,786
47,298
12,564
13,062
13,979
15,255
16,444
17,084
16,576
16,830
17,422
24,247
25,164
26,547
28,005
29,516
30,003
28,793
28,956
29,876
Dec
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Companies

Distribution of the Portfolio by Product


%
12.6
1.6
85.8
8.7
1.9
89.4
6.7
1.5
91.8
Dec18
Dec19
Dec20
CDC Portfolio
Leasing Portfolio
Finame Portfolio

Origination

R$1.5 billion	R$38 thousand	43 months	38%
Average Monthly Production (1)	Average Ticket(1)	Average Term(1)	Average Inflows(1)

(1) R$ Production Oct20 – Dec20

The origination of vehicle financing presents indicators with higher levels than the pre-pandemic period. The significant growth of 30.9% in the average monthly production in 4Q20 was influenced by the flexibilization of the quarantine as a result of COVID-19, allowing the resumption of activities in the majority of dealers/sales correspondents, with the exemption of IOF in vehicle operations, which acted as drivers for sales.

Expanded Loan Portfolio Concentration – By Economic Sector

R$ million	Dec20	%	Sept20	%	Dec19	%
Economic Sector						
Public Sector	**15,772**	**2.3**	**16,037**	**2.4**	**15,867**	**2.5**
Oil, derivatives and aggregate activities	11,312	1.6	11,957	1.8	10,318	1.7
Production and distribution of electricity	3,504	0.5	3,180	0.5	4,714	0.8
Other sectors	956	0.1	900	0.1	835	0.1
Private Sector	**671,196**	**97.7**	**648,376**	**97.6**	**607,178**	**97.5**
Companies	**410,938**	**59.8**	**404,973**	**61.0**	**374,099**	**60.0**
Real estate and construction activities	31,107	4.5	33,644	5.1	33,443	5.4
Retail	43,994	6.4	40,614	6.1	40,498	6.5
Transportation and concession	35,032	5.1	34,531	5.2	32,118	5.2
Services	43,569	6.3	37,349	5.6	36,329	5.8
Wholesale	23,759	3.5	21,695	3.3	19,897	3.2
Automotive	19,917	2.9	24,430	3.7	17,568	2.8
Food products	17,970	2.6	16,106	2.4	13,497	2.2
Other sectors	195,590	28.5	196,604	29.6	180,749	29.0
Individuals	**260,258**	**37.9**	**243,404**	**36.6**	**233,079**	**37.4**
Total	**686,968**	**100.0**	**664,414**	**100.0**	**623,045**	**100.0**

Diversified loan portfolio and with low concentration in sectors of higher risk

Sectors most exposed to the impacts of the current crisis

0.6% Leisure and tourism

0.2% Airline companies

Portfolio by Debtors

The concentration of clients in the loan portfolio remained at comfortable levels, even with the growth of the portfolio demonstrating our diversification of clients.


%
32.7
33.5
34.8
32.6
31.4
26.5
27.0
27.7
26.0
25.0
17.4
17.5
17.2
15.8
15.0
11.3
11.0
10.7
10.0
9.2
1.6
1.9
1.9
1.8
1.6
Dec19
Mar20
June
Sept
Dec
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

Flow of Maturities [1]

As one of its features, the loan portfolio by flow of maturities of operations has a longer profile, mainly due to the representativeness of real estate financing and payroll-deductible loans.

%	Dec20	Sept20	Dec19
1 to 30 days	8.7	9.3	11.5
31 to 60 days	5.7	5.1	6.7
61 to 90 days	5.0	5.0	5.0
91 to 180 days	12.1	10.4	12.1
Short-Term	**31.5**	**29.8**	**35.3**
181 to 360 days	14.4	17.2	15.7
Over 360 days	54.1	53.0	49.0
Medium/ Long-Term	**68.5**	**70.2**	**64.7**

(1) Only normal course operations of Bacen Portfolio.

Changes in Expanded Loan Portfolio by Rating – In R$ million (unless otherwise stated)

Changes in Expanded Loan Portfolio by Rating between December 2019 and 2020	Total Credit on December 2020		New Customers between January 2020 and December 2020		Remaining customers from December 2019	
Rating	R$ million	%	R$ million	%	R$ million	%
AA - C	613,992	89.4%	44,913	96.0%	569,079	88.9%
D	22,223	3.2%	647	1.4%	21,576	3.4%
E - H	50,753	7.4%	1,233	2.6%	49,520	7.7%
Total	**686,968**	**100.0%**	**46,793**	**100.0%**	**640,175**	**100.0%**

Opening of the Expanded Portfolio by Rating and Client Size (%)

Customer Profile	Dec20			Sept20			Dec19		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	89.9	2.0	8.1	89.1	2.0	8.9	90.6	0.8	8.6
Micro, Small and Medium-Sized Enterprises	88.0	4.0	8.0	87.5	4.8	7.7	89.4	2.4	8.3
Individuals	89.5	4.3	6.2	88.5	4.9	6.6	91.9	1.8	6.3
Total	**89.4**	**3.2**	**7.4**	**88.5**	**3.6**	**7.9**	**90.9**	**1.4**	**7.7**

Expenses with Expanded ALL

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Expanded ALL	**(4,568)**	**(5,588)**	**(3,981)**	**(25,754)**	**(14,408)**	**(18.3)**	**14.7**	**78.7**
ALL Expenses	(4,066)	(5,626)	(4,622)	(25,796)	(19,785)	(27.7)	(12.0)	30.4
Income from Credit Recovery	1,588	1,828	1,542	5,940	7,975	(13.1)	3.0	(25.5)
Impairment of Financial Assets	(1,442)	(571)	(130)	(2,659)	(316)	-	-	-
Granted Discounts / Other [1]	(648)	(1,219)	(771)	(3,239)	(2,282)	(46.8)	(16.0)	41.9

(1) It includes the result with BNDU, provision for sureties and guarantees and others.

This quarter, the total expenses with Expanded ALL reached the lowest level in 2020, even considering the increase of expenses with impairment of financial assets, impacted by a specific client, getting close to the levels observed in 2019, the period that preceded the COVID-19 pandemic. If we disregard the effect of the specific case, to the sum of R$1 billion, the expenses with Expanded ALL would have a reduction of 36.1% in comparison to 3Q20 and 10.4% in comparison to 4Q19. Furthermore, we continue evolving in our loan operations, whose expanded portfolio grew 10% (+12% in operations aimed at individuals and +9% in operations with companies) in 12 months, a development that impacted the ALL expenses due to the minimum reserves required by the Central Bank of Brazil, and yet, we remain with a good level of provisioning for loans overdue for more than 90 days, which reached the high mark of 403% in December 2020 and all segments showed a reduction in the delinquency ratio for 90 days in the 12-months comparative.



Expanded ALL/ Expanded Loan Operations
%
2.8
2.6
2.4
2.2
2.6
4.1
5.4
3.4
2.7
R$ million
3,786
3,604
3,487
3,336
3,981
6,708
8,890
5,588
4,568
1,005
3,563
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Expanded ALL (Expense)
Impairment (Specific Client)
Expanded ALL (Expense) / Expanded Loan Portfolio (Annualized)

In 4Q20, our internal studies, which are based on statistical models that capture historical information and forecasts and reflect our expectation of expected losses in different economic scenarios, as well as the experience of the Management, indicated that there was no need to strengthen our provisions related to the adverse economic scenario once the provisions made in the previous quarters (3Q20 - R$2.6 billion, 2Q20 – R$3.8 billion and 1Q20 – R$2.7 billion) prepared the Bank for a scenario of increased delinquency in 2021, which should return to the historical levels that preceded the pandemic.

It is worth mentioning that the ratio between the ALL expenses and the expanded portfolio registered 2.7% this quarter.

Delinquency ratios

Over 90 days


%
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

15 to 90 days


%
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Individuals
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

The reduction of the indicator over 90 days remains related to the effects of the actions implemented during 2020 to provide liquidity to clients seeking a readjustment of their cash flows during the current scenario, in addition to the extensions granted in previous quarters and the process of renegotiation, which demonstrated great effectiveness, thus allowing a consistent reduction of our portfolios in arrears in view of the write-offs made. Among the main measures, we highlight the flexibility of deadlines and rates, diversification of channels for purchase and development of digital journeys, making them more intuitive for the client to reorganize their commitments. Credit and Recovery policies experience a new paradigm of analytics, deploying new algorithms supported by transactional data and with "in real time" decision, allowing a prompt reaction to the abrupt change in credit worthiness of clients imposed by the pandemic.

In December 2020, it is possible to observe the beginning of the return to the historical levels of the indicator from 15 to 90 days, due to the normalization of the usual policies for concession and management of the loan portfolio, in addition to all the methodological and technical improvement of the processes of concession.

Over 90 days without 100% provisioned operations


%
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Micro, Small and Medium-Sized Enterprises
Total
Large Corporates

Loan Assignments

In the 4Q20, active loan assignments were made (without the retention of risks and benefits) in the Large Corporate segment, for companies which were in arrears for more than 180 days, in the nominal value of R$160 million. The gross sale value of these portfolios was R$69 million.

Coverage Ratios and Allowance

Our coverage ratios (60 e 90 days) remain at high levels and reached 311% and 403%, respectively. We emphasize that the coverage ratio over 90 days, excluding operations 100% provisioned, demonstrates that we are at quite comfortable levels of provisioning. The balance of our provision reached R$45.3 billion in December 2020, and our level of provisioning in relation to the portfolio represents 8.9%. In December 2020, our overdue operations over 60 days increased 9.7% compared to September 2020.

Coverage Ratio


%
474.0
548.0
517.0
392.0
481.0
425.0
602.0
994.0
955.0
245.3
269.2
267.2
225.5
244.9
227.9
299.5
398.2
402.8
201.6
220.2
209.3
188.5
193.6
184.2
249.8
337.4
310.6
124.9
125.6
122.3
115.6
119.6
121.4
123.8
120.6
117.6
8.6
8.8
8.6
8.2
8.1
8.5
9.0
9.2
8.9
4.2
4.0
3.9
4.1
3.8
4.2
3.2
2.7
2.8
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
E-H Non-Performing Loans
Total Provision - in relation to the portfolio
Coverage Ratio over 90 Days
Coverage Ratio over 60 Days
Coverage Ratio over 90 Days + Renegociation
Coverage Ratio over 90 Days - excluding operations 100% provisioned

Provision and Overdue Portfolio


R$ million
35,084
36,987
36,860
36,142
36,796
40,466
43,209
44,894
45,339
6,903
6,899
6,899
6,899
6,901
9,365
12,014
10,370
10,519
14,081
16,428
16,049
14,407
15,404
14,541
18,290
23,378
22,775
14,100
13,661
13,912
14,835
14,491
16,560
12,905
11,145
12,044
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Specific
Generic
Complementary

Portfolio in Arrears


R$ million
17,403
14,302
16,798
13,739
17,611
13,795
19,171
16,024
19,008
15,026
21,972
17,759
17,296
14,428
13,304
11,276
14,597
11,255
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Loan Portfolio Overdue for over 60 Days (B)
Loan Portfolio Overdue for over 90 Days (C)

NPL Creation | 90 days vs. Write-offs

Regarding loan portfolio, total NPL Creation reached 0.7% in the 4Q20, returning to the levels observed in the pre-crisis periods. The increase in relation to the previous quarter reflects the normalization of the usual policies for concession and management of the loan portfolio, in addition to the methodological and technical improvement of the processes of concession.

NPL Creation


R$ million
4,478
2,585
1,266
627
3,826
2,575
1,233
18
4,532
2,843
1,356
334
5,819
2,969
1,362
1,489
3,672
3,248
856
(431)
6,982
3,974
2,074
934
2,195
2,379
85
(269)
684
289
146
249
3,674
2,279
922
473
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Write-offs


R$ million
4,650
2,634
1,344
672
4,389
2,527
1,332
530
4,476
2,567
1,322
587
3,591
2,350
1,026
215
4,670
2,566
1,234
870
4,250
2,868
1,103
279
5,526
3,216
1,677
633
3,837
2,651
1,152
34
3,694
2,422
759
513
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

Gross ALL Expenses (1) /NPL Creation - 90 days


%
100
164
96
78
126
105
398
823
111
R$ million
4,478
4,495
3,826
6,292
4,532
4,349
5,819
4,522
3,672
4,622
6,982
7,359
2,195
8,745
684
5,626
3,674
4,066
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
NPL Creation - 90 days
Gross ALL Expenses (1)
Gross ALL Expenses /NPL Creation - 90 days

(1) It refers to expenses with ALL, based on Resolution No. 2,682/99.

Funds Raised and Managed

R$ million	Dec20	Sept20	Dec19	Variation % Quarter	Variation % 12 months
Demand Deposits	55,600	50,640	40,701	9.8	36.6
Savings Deposits	136,698	129,670	114,178	5.4	19.7
Time Deposits + Debentures	370,061	354,112	217,073	4.5	70.5
Borrowing and Onlending	49,808	53,896	53,966	(7.6)	(7.7)
Funds from Issuance of Securities	145,017	154,003	170,743	(5.8)	(15.1)
Subordinated Debts	15,875	16,833	12,606	(5.7)	25.9
Eligible Debt Capital Instruments	37,371	37,274	36,708	0.3	1.8
Subtotal	**810,430**	**796,428**	**645,975**	**1.8**	**25.5**
Securities Sold Under Agreements to Repurchase (1)	250,746	272,717	213,122	(8.1)	17.7
Interbank Deposits	837	1,043	549	(19.8)	52.5
Working Capital (Own/Managed)	118,924	113,637	107,703	4.7	10.4
Foreign Exchange Portfolio	18,758	34,439	15,489	(45.5)	21.1
Payment of Taxes and Other Contributions	707	4,784	712	(85.2)	(0.7)
Technical provisions for insurance, pension plans and capitalization bonds	284,606	279,186	274,765	1.9	3.6
Funds raised	**1,485,008**	**1,502,234**	**1,258,315**	**(1.1)**	**18.0**
Investment Funds and Managed Portfolios	**1,023,287**	**972,530**	**1,000,818**	**5.2**	**2.2**
Total Assets under Management	**2,508,295**	**2,474,764**	**2,259,133**	**1.4**	**11.0**

(1) It does not consider debentures.

Loans vs. Funding

In order to evaluate loan operations in relation to funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, the amount of funds available within the customer service network and we added the funds from domestic and foreign lines of credit that finance the demand for loans. We show low dependency on interbank deposits and foreign lines of credit, given its capacity to obtain funding from clients effectively. This is a result of significant capillarity, the broad diversity of products offered and the market's confidence in the Bradesco brand and the important presence in the client's sector.

R$ million	Dec20	Sept20	Dec19	Variation % Quarter	Variation % 12 months
Funding vs. Investments					
Demand Deposits + Sundry Floating	56,307	55,424	41,413	1.6	36.0
Savings Deposits	136,698	129,670	114,178	5.4	19.7
Time Deposits + Debentures	370,061	354,112	217,073	4.5	70.5
Funds from Financial Bills	134,356	142,007	167,367	(5.4)	(19.7)
Customer Funds (1)	**697,422**	**681,213**	**540,031**	**2.4**	**29.1**
(-) Reserve Requirements	(83,758)	(81,310)	(90,622)	3.0	(7.6)
(-) Available Funds (Brazil)	(18,019)	(19,180)	(15,156)	(6.1)	18.9
Customer Funds Net of Reserve Requirements	**595,645**	**580,723**	**434,253**	**2.6**	**37.2**
Borrowing and Onlending	49,808	53,896	53,966	(7.6)	(7.7)
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	87,431	86,617	74,286	0.9	17.7
Total Funding (A)	**732,885**	**721,236**	**562,505**	**1.6**	**30.3**
Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**606,732**	**584,097**	**544,814**	**3.9**	**11.4**
B / A	**82.8%**	**81.0%**	**96.9%**	**1.8 p.p.**	**(14.1) p.p.**

(1) It considers: Demand Deposits, Miscellaneous Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase operations operations) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificate).

Income from Insurance

Information

4Q20

Net Income
1,276 -3.8% in the quarter / -33.5% in 12 month

ROAE
14.3%

Revenues
18,161 -9.8% in the quarter / -13.7% in 12 month

Consolidated Statement of Income and Selected Property Data

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income [1]	10,544	11,416	12,020	43,687	45,650	(7.6)	(12.3)	(4.3)
Retained Claims	(7,824)	(7,237)	(7,308)	(27,717)	(27,731)	8.1	7.1	(0.0)
Capitalization Bond Draws and Redemptions	(1,065)	(1,261)	(1,479)	(4,709)	(5,677)	(15.6)	(28.0)	(17.1)
Selling Expenses	(818)	(795)	(887)	(3,170)	(3,306)	2.8	(7.8)	(4.1)
Financial Results	1,443	1,009	1,553	4,030	5,856	43.0	(7.1)	(31.2)
Income from Insurance, Pension Plans and Capitalization Bonds	**2,281**	**3,131**	**3,900**	**12,121**	**14,793**	**(27.1)**	**(41.5)**	**(18.1)**
Fee and Commission Income	461	490	493	1,876	2,028	(5.9)	(6.6)	(7.5)
Personnel Expenses	(347)	(381)	(503)	(1,499)	(1,821)	(8.9)	(31.0)	(17.7)
Other Administrative Expenses	(352)	(355)	(373)	(1,426)	(1,482)	(1.1)	(5.7)	(3.8)
Others [1]	144	(582)	(261)	(2,303)	(1,278)	(124.7)	(155.1)	80.1
Operating Income	**2,188**	**2,302**	**3,256**	**8,769**	**12,240**	**(5.0)**	**(32.8)**	**(28.4)**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(912)	(977)	(1,337)	(3,649)	(4,789)	(6.7)	(31.8)	(23.8)
Recurring Net Income	**1,276**	**1,325**	**1,919**	**5,120**	**7,451**	**(3.8)**	**(33.5)**	**(31.3)**
Selected Asset Data								
Total Assets	339,480	331,844	325,885	339,480	325,885	2.3	4.2	4.2
Securities	319,711	312,819	306,876	319,711	306,876	2.2	4.2	4.2
Technical Provisions	284,606	279,186	274,765	284,606	274,765	1.9	3.6	3.6
Shareholder's Equity [2]	37,792	40,293	38,614	37,792	38,614	(6.2)	(2.1)	(2.1)

(1) During 2020, provisions were made for the adverse economic scenario in the sum of R$1,259 million, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of long-term technical provisions in the Bradesco Saúde, in the same amount, without any effect on the net income; and **(2)** In December 2020, the shareholders' equity of regulated companies (insurance, pension plans and capitalization bonds) totaled R$22,750 million.

Net Income and ROAE



%
R$ million
22.3
23.4
23.7
24.1
24.2
13.4
15.5
14.9
14.3
1,782
1,814
1,833
1,885
1,919
1,158
1,361
1,325
1,276
1,003
934
830
910
1,029
811
583
639
642
355
398
514
549
465
341
349
241
323
340
326
271
269
40
182
359
232
301
101
142
163
155
156
125
78
105
92
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE

The net income performance in the comparative of 4Q19 was impacted mainly by the behavior of the economic-financial ratios, which affected the financial income and correction of technical provisions, in addition to the increase in the claims ratio, which was driven by the gradual resumption of the elective procedures and indemnifiable events due to the period of social isolation.

Premiums Issued, Pension Contribution and Capitalization Revenue – Revenue and Administrative Efficiency Ratio


%
4.3
4.0
4.2
4.3
4.0
4.0
4.3
3.7
3.8
R$ million
19,187
18,062
18,822
19,746
21,038
18,966
16,466
20,144
18,161
9,659
8,685
8,920
9,661
10,845
9,062
7,148
10,068
8,118
1,385
1,313
1,535
1,550
1,422
1,298
1,242
1,485
1,436
6,574
6,586
6,725
6,901
7,117
7,146
6,871
7,181
7,426
1,569
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

Income from Insurance, Pension Plans and Capitalization Bonds


R$ million
3,542
3,826
3,594
3,473
3,900
2,931
3,778
3,131
2,281
2,913
1,423
1,335
1,529
1,439
1,553
747
831
1,009
1,443
1,443
2,119
2,491
2,065
2,034
2,347
2,184
2,947
2,122
838
1,470 (1)
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
4Q Adjusted
Operating Income
Financial Result

(1) Disregarding the constitution of a long-term provision that occurred in 4Q20 to the sum of R$632 million, the Operating Income would be of R$1,470 million. It is worth mentioning that the reclassification of a non-technical provision for long-term technical provisions in Bradesco Saúde had no effect on the net income.

The income from insurance, pension plans and capitalization bonds in the quarter is impacted by the constitution of R$632 million of long-term provisions, besides the reduction in the revenue and increase of the claims ratio, which was driven by the resumption of the elective procedures, due to the period of social isolation. The performance of the financial income in the quarterly comparative is a consequence of the behavior of the economic-financial indexes in the period.

It is important to note that provisions were made for the adverse economic scenario throughout 2020 in the sum of R$1,259 million, which were classified as non-technical provisions in the line of Other Income/Operating Expenses and in 4Q20, with the observation of events warned over the period, the Management evaluated the effects of COVID-19 on the business flows and promoted the reversion of R$632 million of prudential provisions that had been constituted and there was a new constitution of long-term technical provisions.

If we disregard this constitution, the income from insurance, pension plans and capitalization bonds would be a reduction of 7.0% in the quarter and 25.3% in 12 months.

Technical Provisions

The technical provisions of the Insurance Group totaled R$284.6 billion in December 2020, representing an increase of 3.6% in relation to December 2019 and 1.9% regarding the previous quarter, reflecting mainly the higher provisions in the "Life and Pension" and "Health" lines. It is worth noting that in 4Q20 there was the constitution of long-term provisions of Bradesco Saúde.

Technical Provisions


R$ million
258,755 261,106 265,241 269,675 274,765 272,257 274,861 279,186 284,606
234,661 236,888 240,388 244,312 249,240 246,298 250,168 253,240 257,746
10,392 10,378 10,756 11,014 11,132 11,727 11,325 12,390 13,638
8,187 8,336 8,538 8,699 8,838 8,854 8,755 8,815 8,571
4,608 4,567 4,665 4,791 4,753 4,541 4,391 4,531 4,650
Dec18 Mar19 June Sept Dec Mar20 June Sept Dec
Total Reserves
Health
Auto/P&C
Pension Plans and Life / VGBL
Capitalization Bonds

Performance Ratios

Combined Ratio


%
99.8 98.4 98.0 99.1 98.2 96.9 92.0 96.7 108.9
100.0
93.8 92.6 95.5 97.1 95.3 95.4 82.0 95.6 95.5
80.8 80.3 84.5 84.4 84.2 83.6 74.5 86.0
61.8 66.8 67.4
54.4 50.4 55.7 54.6 56.1 53.5
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Health
Auto/P&C
Life
Total

The evolution of the combined ratio is due largely to the increase in the claims ratio in the quarter, mainly in the "Health" line.

Claims Ratio


%
84.0 81.1 86.7 87.9 86.1 84.2 84.6 97.4 83.7
70.4 68.5 72.5 74.2 74.2 72.9 70.0 74.7
62.4
61.9 59.2 59.2 58.8 59.3 57.9 49.3 56.3 58.1
39.0 45.8 44.8
31.2 33.3 29.5 34.8 33.9 31.8 41.1
28.5 30.3 31.1 29.7 33.3 32.3
23.5 25.3
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Life/AP
Auto/Optional Third-Party Liability
Health
Property & Casualty
Total

The total claims ratio reached 83.7% in the 4Q20, an increase of 9.0 p.p. in comparison to the previous quarter and of 9.5 p.p. in comparison to the same period in the previous year, reflecting the gradual resumption of the elective procedures and indemnifiable events, caused by the repressed demand during the period of social isolation. It is important to note that the claims ratio was impacted by the effect of reclassifying the non-technical provision for long-term technical provisions in Bradesco Saúde.

Expense Ratio


%
21.1 21.3 21.0 21.3 20.8 20.4 22.5 19.7 20.8
17.3 17.1 17.6 18.0 20.3 20.0 18.0 18.3 17.8
16.7 16.7 17.2 16.8 17.1 16.7 17.7 17.0 16.7
8.3 8.2 8.3 8.2 8.3 8.0 8.5 7.8 8.6
4.6 4.6 4.6 4.5 4.8 4.4 5.1 4.5 5.5
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Health
Auto/Optional Third-Party Liability
Property & Casualty
Total
Life/AP

The total expense ratio reached 8.6%, an increase of 0.8 p.p. in comparison to the previous quarter and of 0.3 p.p. in comparison to the same period of the previous year.

Life and Pension Plans



R$ million
1,003
934
830
910
1,029
811
583
639
642
9,659
8,685
8,920
9,661
10,845
9,062
7,148
10,068
8,118
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Premium and Contribution Income (1)
Net Income

(1) Life/VGBL/PGBL/Traditional.

In relation to the 4Q19, net income is influenced by the decrease in revenues and the increase in the claims ratio in the "Life" line, impacted by the indemnifiable events associated with the pandemic and the drop in financial income, due to the behavior of the economic-financial index, especially the IGPM, which impacted the performance of the financial applications and the updating of technical provisions. There was also a reduction of the fees and commission income, which was offset by the improvement in administrative expenses.

In comparison with the 3Q20, the growth of net income was driven by the improvement of the claims ratio and the increase in financial income, offset by the reduction in revenues and the drop in fee and commission income.

Policyholders and Participants in Life and Personal Accidents and in Pension Plans



In thousand
Number of Life and Personal Accidents Policyholders
32,647
34,157
33,138
32,203
33,149
33,117
32,377
32,022
31,876
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec



In thousand
Number of Pension and VGBL Participants
2,957
2,961
2,947
2,942
2,937
2,912
2,893
2,882
2,873
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec

Health



R$ million
323
340
326
271
269
182
359
232
301
6,574
6,586
6,725
6,901
7,117
7,146
6,871
7,181
7,426
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Net Written Premiums
Net Income

Note: Bradesco Saúde, Mediservice, Bradesco Saúde Operadora de Planos and Odontoprev are considered for comparison purposes.

The net income growth in the 4Q20, in comparison with the 3Q20 and the 4Q19, especially reflects the increase in revenues and the improvement in financial income due to the behavior of the economic-financial index. This net income growth was partially offset by the increase in the claims ratio, which was driven by the gradual resumption of elective procedures, caused by the repressed demand of the period of social isolation.

Number of Bradesco Saúde and Mediservice Policyholders



In thousand
10,843
10,755
10,767
10,817
11,006
10,807
10,605
10,614
10,813
7,218
7,176
7,181
7,208
7,340
7,164
6,983
6,950
7,155
143
141
139
136
134
132
130
128
127
3,482
3,438
3,447
3,473
3,532
3,511
3,492
3,536
3,531
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Company Health Plans
Individual Health Plans
Odontologic

Capitalization Bonds



R$ million
101
142
163
155
156
125
78
105
92
1,569
1,478
1,642
1,634
1,654
1,460
1,205
1,410
1,181
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Capitalization Bond Income
Net Income

Both in comparison with the 4Q19 and 3Q20, the net income decrease is due to the lower income (net of draws, redemptions and selling expenses) and the decrease in the financial income, due to the behavior of the economic-financial index, which impacted the performance of the financial applications and the updating of technical provisions.

We also highlight that we have maintained our leadership in this market, with a Market Share of 23.3% (SUSEP – November 2020).



In thousand
Number of Active Capitalization Bonds
2,726
2,751
2,711
2,733
2,736
2,733
2,633
2,565
2,506
23,198
23,034
22,712
23,105
22,220
21,574
19,706
28,721
23,533
7,220
7,253
7,301
7,387
7,477
7,465
7,231
7,161
7,016
15,978
15,781
15,411
15,718
14,743
14,109
12,475
21,560
16,517
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Active Drawing Right Assignment
Active Capitalization Bonds
Customers (Active Bonds)

Auto and Property & Casualty



R$ million
65
95
103
84
94
114
82
62
41
1,356
1,273
1,512
1,531
1,398
1,290
1,239
1,484
1,436
4Q18
1Q19
2Q
3Q
4Q
1Q20
2Q
3Q
4Q
Net Written Premiums
Net Income

In relation to the 4Q19, the net income decrease reflects the increase in the claims ratio, especially in the property/casualty insurance line, a reflection of climatic events in the Central-West, South and Southeast regions of Brazil, and the lower financial income, due to the behavior of the economic-financial index, offset by the growth in revenues and the improvement of the administrative efficiency ratio.

In the comparison with the 3Q20, the net income was impacted by the increase of the claims ratio regarding property & casualty, partially offset by the increase in financial income.



Number of Policyholders
In thousand
2,987
2,995
2,811
2,825
3,007
2,994
2,818
2,745
2,660
1,497
1,489
1,280
1,263
1,432
1,422
1,302
1,226
1,106
1,490
1,506
1,531
1,562
1,575
1,572
1,516
1,519
1,554
Dec18
Mar19
June
Sept
Dec
Mar20
June
Sept
Dec
Auto/Optional Third-Party Liability
P&C

After the moderate recovery of the activity levels due to the reopening of sectors of the economy enabled by the cooling of the health crisis, the 4Q20 was marked by the arrival of the second wave of the COVID-19 pandemic, which added uncertainty to the economic scenario.

In 4Q20, in comparison to both the 4Q19 and the consolidated in the year, the pandemic negatively impacted the performance of the Insurance Group, causing drops of 13.7% and 9.8% in the revenue, and 33.5% and 31.3% in the net income, respectively.

Despite the adverse situation, when compared to 4Q19, the technical reserves grew by 3.6%, to R$285 billion, and the financial assets evolved 4.2%, reaching R$320 billion. Now the heading of Other Administrative Expenses reported a reduction of 5.7% and 3.8% when compared to the year-to-date, favoring the Administrative Efficiency Ratio of the Group, which remained stable at a level of 3.8%. The value paid in compensation and benefits totaled R$33 billion, corresponding to a daily average of around R$130 million, remaining stable with respect to the amount recorded in 2019.

With the evolution of the events warned over the period, part of the estimate recorded initially in relation to the distinctive scenario caused by the COVID-19 was used to update the assumptions of the long-term provisions of the health line. This fact has not produced any direct impact on the income of the quarter. The Management continues evaluating the dynamics of the events related to the pandemic, considering the recent increase in the number of cases and uncertainties of its effects and duration.

In this scenario, Grupo Bradesco Seguros focused its strategy on the coverage of new risks, more flexible deadlines, agility in the recruitment, more dynamic and consultative brokerage and, mainly, the investment in technology and innovation.

The company expanded and improved its digital marketing channels, whose sales grew 52% in 2020, in comparison with the previous year, reaching the mark of R$1 billion, with an increase of 15% in the number of items distributed.

Currently, 11 products are marketed 100% online by the Bradesco Seguros app, which has already registered 6.3 million downloads. In addition, 90% of Health reimbursements and 81% of claims of Auto insurance were completed by digital processing (58% and 43%, respectively, by the self-service system) and more than 200 thousand proposals of Private Pension plans have been validated by the Bradesco App.

To expedite the support to its beneficiaries, Bradesco Saúde developed solutions like the Coronavirus Portal, complete repository of information during the pandemic, and the "Digital Health", a tele-medicine system available 24h, which surpassed the mark of 70 thousand appointments in 2020.

The company also expanded its line of regional plans, launching the Effective Campinas, Paraíba, Ceará, Piauí, Potiguar and Gaúcho plans. In total, the product is available in 13 states and in the Federal District, totaling around 70 thousand beneficiaries. In 4Q20, the São Paulo+ and Rio+ plans were launched, broadening the scope of these Effective plans.

In December, the Meu Doutor Novamed Clinics (My Doctor) completed five years in operation, totaling more than 530 thousand appointments at its 19 units in the country, including the in-company clinics. The units of Curitiba (PR), São Bernardo do Campo (SP), Botafogo and Centro (RJ) were opened in 2020.

In the segment of Pension Plans, Bradesco Vida e Previdência developed new options for products in the grid of individual and corporate plans, seeking to meet client demand for greater diversity of pension funds and adjust the portfolio to the reality of the market. On another front, it expanded the digital channels and applications available to managers for online sales, including the tool for mobile and electronic signature by biometrics. In Life Insurance, the company implanted the claims report, the acceptance of proposals for Bradesco account holders and the full range of information on products of the segment in the digital environment.

Now in Auto Insurance and P&C, Bradesco Auto/RE adopted the spread payment of the premium in the individual policies with maturity, both for renewal as well as for new contracts, as well as the self-inspection in the acquisition of all products. The company also improved the coverages for commercial activities at home and business insurance to consider protection of remote work and strengthened the multichannel concept, adding new features to the applications Assistência Dia & Noite (Night & Day Assistance) and Bradesco Corretor (Broker).

With regard to the brokers, the Insurance Group, although operating in the home office regime since the beginning of the pandemic, strengthened the contact with these professionals, offering all the necessary support by means of channels like the Business Portal and the BS Corretor App (Broker). The Group had the support of UniBrad - Bradesco University and of UniverSeg - Universe of Insurance, intensifying training and promoting live streams with themes such as training in the virtual environment and new paths to offer insurance.

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19	As of % 4Q20
Card Income	2,983	2,530	2,906	10,565	11,288	17.9	2.6	(6.4)	34.2
Checking Account	2,072	1,955	1,980	7,928	7,706	6.0	4.6	2.9	23.8
Asset Management	815	872	968	3,414	3,835	(6.5)	(15.8)	(11.0)	9.3
Loans Operations	685	610	807	2,673	3,054	12.3	(15.1)	(12.5)	7.9
Collections and Payments	665	668	653	2,613	2,575	(0.4)	1.8	1.5	7.6
Consortium Management	511	481	513	1,921	1,921	6.2	(0.4)	-	5.9
Custody and Brokerage Services	328	321	307	1,298	1,139	2.2	6.8	14.0	3.8
Underwriting / Financial Advisory Services	344	383	434	1,151	1,015	(10.2)	(20.7)	13.4	3.9
Other	314	301	261	1,184	1,073	4.3	20.3	10.3	3.6
Total	**8,717**	**8,121**	**8,829**	**32,747**	**33,606**	**7.3**	**(1.3)**	**(2.6)**	**100.0**
Business Days	**63**	**65**	**64**	**251**	**253**	**(2)**	**(1)**	**(2)**	

The growth observed in practically all lines in the 4Q20 especially reflects the gradual resumption of economic activity and the growth of our business. Below are some highlights that influenced the results from fee and commission income in the periods:

- **Card Income** The evolution in the quarter is due to recovery of the economy, in addition to the higher volume of business at the end of each year, observed in the increase of the volume traded, as well as in the change of the profile of purchases made, since revenues from operations with cards in this period, in general, are higher in the establishments that remained open during the restrictions period due to the COVID-19.
- **Checking Account** The positive variation observed in all comparative periods reflects the constant evolution of the client base during the year of 2020, which increased 2.2 million in 12 months, and the higher turnover. It is worth highlighting the strengthening in the management of the service portfolio through a continuous process of improvement and expansion of the variety of products, which we seek to offer in an assertive way to clients.
- **Asset Management** Variations observed in the periods are derived from the review of the asset management fees aiming to adapt them to the new standards of interest rate (Selic) and the redemptions observed in the asset industry, with emphasis on the fixed income assets referenced by the DI, which concentrate the liquidity reserves of both families and companies, in addition to the lower number of working days. It is worth highlighting the increase in the volume of funds and managed portfolios of 5.2% in the quarter and 2.2% in 12 months.
- **Loan Operations** The increase in comparison with the 3Q20 was driven by the increase in the volume of loan origination, reflecting the gradual recovery of the economy.
- **Consortium Management** The good performance observed in the quarter is a reflection of the strong presence of Bradesco Consórcios in its branches of activity, maintaining its position as the leader in the market. It is worth highlighting sales to individuals originated on mobile digital channels and Internet Banking, which totaled R$390.9 million in 2020, operating in market niches, such as agribusiness and real estate. We also highlight sales in digital channels to companies, with revenue of R$443.8 million. With a comprehensive portfolio of products to meet all market segments, 201,477 clients were included with letters of credit paid in 2020, reaching the sum of R$8.7 billion.
- **Custody and Brokerage Services** The positive variation in the periods is related to the higher volumes traded in the stock exchange with emphasis on the performance obtained in transactions carried out through Ágora Corretora.
- **Underwriting/ Financial Advisory Services** Here, revenues performance is related to the volatility of the capital market activity combined with our ability to capture business opportunities.


Volume Traded - Credit Cards
R$ million
50,495 49,064 49,998 51,921 54,862 53,803 40,990 45,846 52,175
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q


Checking Account Holders
In million
28.3 28.8 29.2 29.6 30.1 30.7 31.3 31.9 32.3
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q


Investments Funds and Managed Portfolios
R$ billion
940.5 954.4 971.1 995.5 1,000.8 915.5 940.4 972.5 1,023.3
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q


Number of Outstanding Consortium Quotas
In million
1,504 1,528 1,539 1,601 1,617 1,585 1,550 1,548 1,528
1,190 1,209 1,215 1,266 1,280 1,262 1,236 1,232 1,222
257 260 261 267 266 252 244 243 235
57 59 63 69 71 71 70 73 71
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q
Trucks
Real Estate
Auto


Assets under Custody
in billion
1,623 1,654 1,775 1,803 1,855 1,590 1,718 1,768 1,949
4Q18 1Q19 2Q 3Q 4Q 1Q20 2Q 3Q 4Q

Operating Expenses

R$ million	4Q20	3Q20	4Q19	12M20	12M19	Variation % 4Q20 x 3Q20	Variation % 4Q20 x 4Q19	Variation % 12M20 x 12M19
Personnel Expenses								
Structural	**4,159**	**4,285**	**4,289**	**16,931**	**16,871**	**(2.9)**	**(3.0)**	**0.4**
Payroll/Social Charges	2,981	3,100	3,046	12,182	12,042	(3.8)	(2.1)	1.2
Benefits	1,178	1,185	1,243	4,749	4,829	(0.6)	(5.2)	(1.7)
Non-Structural	**975**	**615**	**1,179**	**3,257**	**4,896**	**58.5**	**(17.3)**	**(33.5)**
Management and Employee Profit Sharing	756	412	708	2,398	2,865	83.5	6.8	(16.3)
Provision for Labor Claims	129	152	325	577	1,490	(15.1)	(60.3)	(61.3)
Training	27	11	49	93	200	145.5	(44.9)	(53.5)
Termination Costs	63	40	97	189	341	57.5	(35.1)	(44.6)
Total - Personnel Expenses	**5,134**	**4,900**	**5,468**	**20,188**	**21,767**	**4.8**	**(6.1)**	**(7.3)**
Administrative Expenses								
Outsourced Services	1,418	1,298	1,406	5,204	5,086	9.2	0.9	2.3
Depreciation and Amortization	836	815	781	3,249	3,040	2.6	7.0	6.9
Data Processing	680	607	692	2,429	2,553	12.0	(1.7)	(4.9)
Advertising and Marketing	398	291	558	1,249	1,573	36.8	(28.7)	(20.6)
Communication	362	381	452	1,507	1,791	(5.0)	(19.9)	(15.9)
Asset Maintenance	357	349	360	1,375	1,316	2.3	(0.8)	4.5
Rent	323	336	329	1,344	1,299	(3.9)	(1.8)	3.5
Financial System Services	284	256	273	1,050	1,065	10.9	4.0	(1.4)
Transportation	155	167	208	673	807	(7.2)	(25.5)	(16.6)
Security and Surveillance	151	176	190	698	745	(14.2)	(20.5)	(6.3)
Utilities (Water, Electricity and Gas)	91	80	112	374	445	13.8	(18.8)	(16.0)
Materials	42	34	55	153	204	23.5	(23.6)	(25.0)
Travel	8	6	105	82	315	33.3	(92.4)	(74.0)
Other	259	239	290	1,060	1,168	8.4	(10.7)	(9.2)
Total - Administrative Expenses	**5,364**	**5,035**	**5,811**	**20,447**	**21,407**	**6.5**	**(7.7)**	**(4.5)**
Total Expenses Administrative + Personnel	**10,498**	**9,935**	**11,279**	**40,635**	**43,174**	**5.7**	**(6.9)**	**(5.9)**
Other Operating Expenses Net of Revenue								
Expenses with Marketing of Cards	521	405	643	1,983	2,285	28.6	(19.0)	(13.2)
Civil and Tax Contingencies	366	264	143	860	942	38.6	155.9	(8.7)
Claims	129	122	116	447	469	5.4	11.2	(4.8)
Provision related to the adverse economic scenario (1)	(632)	151	-	627	-	-	-	-
Other	601	847	479	1,871	2,156	(29.0)	25.5	(13.2)
Total - Operating Expenses Net of Revenue	**985**	**1,789**	**1,381**	**5,788**	**5,852**	**(44.9)**	**(28.7)**	**(1.1)**
Total Operating Expenses	**11,483**	**11,724**	**12,660**	**46,423**	**49,026**	**(2.1)**	**(9.3)**	**(5.3)**

(1) It should be noted that provisions were made for the adverse economic scenario throughout 2020 in the sum of R$1,259 million in the Insurance Group, which were classified as non-technical provisions in the line of Other Income/Operating Expenses. In 4Q20, part of these expenses was reversed (R$632 million) and there was a new constitution of provision in the same value for long-term provisions of Bradesco Saúde, classified as technical provisions. This event has not produced any impact on the income of the 4Q20.

The **operating expenses were reduced by 5.3%** in the annual comparison (12M20 vs. 12M19).

Disregarding the provision for the adverse economic scenario of the Insurance Group, **the savings would be of R$3.2 billion or 6.6%.**

Personnel Expenses In the comparison with the previous year (12M19), a drop of 7.3% or R$1.6 billion, resulted mainly from the reduction of the workforce, lower expenses with provision for labor claims and management and employee profit sharing. It is worth noting that the effect of the collective labor convention was 1.5% in 2020. Regarding the comparison with the 3Q20, the variations presented in the structural portion are due to the reduction of the workforce, offset, in part, by the effects of the collective bargaining agreement. In the non-structural portion, the increase in the quarterly comparative is justified by higher variable expenses (management and employee profit sharing), due to the increase of the income.

- **Administrative Expenses** The actions of the Management to maintain a strict cost control and to improve operational efficiency remain reflecting on the performance of administrative expenses. Compared to the previous year periods, the expenses decreased 7.7% in comparison with the 4Q19 and 4.5% in relation to 12M19. It is noteworthy that the inflation in 12 months measured by the IPCA and the IGP-M was 4.5% and 23.1%, respectively. In the quarterly comparative, the increase of expenses is concentrated on variable expenses and costs related to the volume of business, in addition to higher advertising and marketing expenses, which justify the seasonal growth of expenses in relation to the 3Q20.

Number of Employees


Dec18
98,605
Mar19
99,156
June
99,198
Sept
99,272
Dec
97,329
Mar20
97,234
June
96,787
Sept
95,934
Dec
89,575

Branches and PAEs/PAs


Dec18
4,723
4,617
Mar19
4,761
4,594
June
4,783
4,581
Sept
4,775
4,567
Dec
4,928
4,478
Mar20
4,988
4,400
June
5,177
4,167
Sept
5,384
3,795
Dec
5,445
3,395
PAEs and Pas (1)
Branches

(1) It includes business units – they are Banking Service Points (PAs) dedicated exclusively to the relationship, financial consulting and offer of products and services to Clients. For such, the digital channels, ATMs and banking correspondents have an essential role.

- **Other Operating Expenses, Net of Income** The reduction in the quarter is a reflection of the reversion of part of the provision were made during the year 2020, for the adverse economic scenario of the Insurance Group, to the sum of R$632 million, offset by higher costs with the constitution of civil provisions and marketing of cards, the latter arising from the seasonal effect at the end of each year.

Main non-recurring events that affected the net income in the periods:

R$ million	4Q20	3Q20	4Q19	12M20	12M19
Recurring Net Income	**6,801**	**5,031**	**6,645**	**19,458**	**25,887**
Non-Recurring Events	**(1,337)**	**(837)**	**(1,762)**	**(2,912)**	**(3,305)**
- Tax Credit	-	-	6,403	-	6,403
- Contingent Liabilities (1)	(353)	-	(3,373)	(353)	(3,524)
- Expanded (ALL) (2)	-	-	(2,468)	-	(2,468)
- Impairment of Non-Financial Assets (3)	(574)	-	(1,080)	(574)	(1,080)
- Provision for Restructuring (4)	(57)	(483)	-	(540)	-
- Goodwill Amortization (Gross)	(354)	(354)	(426)	(1,446)	(1,545)
- Voluntary Severance Program 2019 - PDV	-	-	(818)	-	(1,091)
Book Net Income	**5,464**	**4,194**	**4,883**	**16,546**	**22,582**

(1) In 2020, it is composed of civil provisions and, in 2019, of civil and labor provisions;

(2) It refers to the ratings downgrade and the improvement of the measurement criteria of provision for guarantees – sureties and guarantees;

(3) In 2020, it includes impairment of goodwill, intangible assets and systems/hardware and, in 2019, it is mainly composed of impairment of investment, assets related to the acquisition in the provision of financial services (payroll) and systems/hardware; and

(4) Related to restructuring, mainly, in the branch network.

Basel Ratio and Indicators

Basel Ratio

The Tier I Capital grew in relation to September 2020 by the internal generation of capital (net income) and due to the impact of the mark-to-market of our securities available for sale as well as the decrease in the weighted assets, which compensated the impacts of the payment of interest on shareholders' equity.



%
17.8
13.7
1.4
12.3
4.2
Dec18
18.1
14.4
1.4
13.0
3.7
Mar19
18.6
15.0
1.4
13.7
3.6
June
18.1
14.7
1.3
13.4
3.4
Sept
16.5
13.3
1.3
12.0
3.2
Dec
13.9
11.4
1.1
10.3
2.5
Mar20
15.0
12.5
1.1
11.5
2.5
June
15.1
12.9
1.1
11.8
2.2
Sept
15.8
13.8
1.1
12.7
2.0
Dec
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital



%
Changes in the Tier I Ratio in the quarter
12.9
1.1
11.8
Sept20
0.6
Net Income 4Q20
0.3
MTM of Securities - Equity Valuation Adjustments
0.2
Weighted Assets
(0.2)
Interest on Shareholders' Equity
13.8
1.1
12.7
Dec20
8.25
6.75
Limits 2020 (1)
Tier 1
Common Equity
Common Equity
Addition Capital

(1) They refer to the minimums required, in accordance with Resolution No. 4,193/13, added to the additional capital contributions established by Circulars No. 3,768/15 and No. 3,769/15.

Main Economic Indicators

	4Q20	3Q20	4Q19	12M20	12M19
Main Indicators (%)					
Interbank Deposit Certificate (CDI)	0.47	0.51	1.24	2.76	5.96
Ibovespa	25.81	(0.48)	10.41	2.92	31.58
USD – Commercial Rate	(7.87)	3.01	(3.21)	28.93	4.02
General Market Price Index (IGP-M)	7.64	9.59	3.09	23.14	7.30
Extended Consumer Price Index (IPCA)	3.13	1.24	1.77	4.52	4.31
Business Days (#)	63	65	64	251	253
Calendar Days (#)	92	92	92	366	365
Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.1967	5.6407	4.0307	5.1967	4.0307
CDS 5 years (Points)	143	250	99	143	99
Selic - Base Interest Rate (% p.a.)	2.00	2.00	4.50	2.00	4.50
BM&F Fixed Rate (% p.a.)	2.83	2.77	4.55	2.83	4.55

Guidance 2021

	Realized 2020	2021
Expanded Loan Portfolio	10.3%	9% to 13%
Client Portion	5.1%	2% to 6%
Fee and Commission Income	-2.6%	1% to 5%
Operating Expenses (Personnel + Administrative Expenses + Other Operating Expenses, Net of Income)	-5.3%	-5% to -1%
Income from Insurance, Pension Plans and Capitalization Bonds (It includes the financial income of the operation)	-18.1%	2% to 6%
Expanded ALL - R$ billion	R$ 25.8	R$ 14.0 to R$ 17.0

Bradesco's Projections

%	2021	2022	2023
USD - Commercial Rate (year-end) - R$	5.00	5.07	5.15
Extended Consumer Price Index (IPCA)	3.50	3.50	3.25
General Market Price Index (IGP-M)	6.16	4.10	3.80
Selic (year-end)	4.00	5.25	5.25
Gross Domestic Product (PIB)	3.60	3.00	3.00